May 17, 2007

Mr. Paul Fischer

Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:

Towerstream Corporation

Registration Statement on Form SB-2 (File No. 333-141405)
Filed March 19, 2007, as amended May 3, 2007 (“PIPE Registration”);
Registration Statement on Form SB-2 (File No. 333-142032)
Filed April 11, 2007, as amended May 3, 2007 (“Registered Direct Registration”):
Form 8-A12B Filed May 7, 2007.

Dear Mr. Fischer:

We are counsel to Towerstream Corporation (the “Corporation”).  We hereby submit on behalf of the Corporation responses to the letter dated May 11, 2007 from the Division of Corporation Finance (the “Comment Letter”).

The Comment Letter relates to both of the above-described registration statements that were filed with the Securities and Exchange Commission (the “Commission”).  As discussed with the staff telephonically, since the Corporation has made the requested change relating to the sole comment (Comment No. 2) that is applicable to the Registered Direct Registration and updated the filing with the required financial statements, the Corporation intends to seek acceleration of effectiveness of the Registered Direct Registration promptly following notification that the staff has no further comments on the Registered Direct Registration. The placement agents and the Corporation intend to commence the offering promptly following notification from the staff of no further comments.  The Corporation has also received notification that its pending application for listing on the NASDAQ Capital Market has been approved and will request effectiveness of the Corporation’s Form 8-A12B filed May 7, 2007 contemporaneously with the Registered Direct Registration.  A copy of the NASDAQ approval is enclosed herewith.

Our responses below are numbered to correspond to the staff’s comments and have been prepared in conjunction with Amendment No. 2 to File No. 333-142032, filed herewith.  Such filing responds to the comments of the staff and, additionally, includes the financial statements of the Corporation for the quarter ending March 31, 2007.  In addition, the Amendment includes certain additional disclosures not previously provided, as noted in the marked copy provided to

Mr. Paul Fischer
May 17, 2007

the staff.  We have indicated in the responses below whether the reply is applicable solely to the PIPE Registration, the Registered Direct Registration, or both.

General

1.

We note your response to prior comment 2.  Please advise what percentage the shares being offered represent of the total number of shares outstanding held by non-affiliates.  Although you indicate that the amount being registered constitutes approximately 30% of the total number of shares outstanding, the focus of our analysis of whether your offering is a primary or secondary offering is on the number of shares being registered compared to the company’s public float.  If the percentage is significant, the potential market impact of this offering suggests that it should be viewed as an indirect primary offering by the company instead of a PIPEs transaction.

Response:

Prior Comment No. 2  relates solely to the PIPE Registration.  Our prior response to prior Comment No. 2 sought to familiarize the staff with the pending primary offering.  It is anticipated an additional 6-7 million shares will be outstanding, held by non-affiliates.  As such, the calculation and the staff’s analysis should take into account the additional issuance when analyzing the number of shares registered as compared to the public float (i.e., shares held by the non-affiliates).

We also note that the PIPE Registration seeks registration of shares issued in a contemporaneous reverse merger and PIPE transaction commonly referred to as an Alternative Public Offering (“APO”).  The vast majority of the APO related financing (approximately $11.4 million) represents Units consisting of Common Stock and Warrants to purchase common stock with an exercise price of $4.50 per share.  Only $3.5 million of the APO related financing consists of convertible debentures and warrants.

We believe that Rule 415 is fully applicable to the APO securities.  Upon completion of the pending primary offering, the requested information will be provided utilizing actual amounts issued in the primary offering.

2.

We note that on January 12, 2007 you issued shares to various investors upon the conversion of promissory notes, with conversion prices ranging from $1.50 per share to

Mr. Paul Fischer
May 17, 2007

$1.60 per share.  This issuance, however, does not appear to be included in Recent Shares of Unregistered Securities in Part II of the registration statement.  Please advise or revise.

Response:

The requested disclosure has been added to Part II, Recent Sales of Unregistered Securities.

Selling Stockholders

3.

We note your response to prior comments 10 and 11.  Please revise to include the requested tabular disclosure with respect to the shares issued on January 12, 2007 having conversion prices of $1.50 per share to $1.60 per share, apparently at a discount to the common stock priced on that date of $2.25 per share, or advise why you believe you may appropriately not do so.  As appropriate, please also provide the requested disclosure with respect to prior comment 7, bullet point 4.

Response:

Utilizing the “Unit” price of $2.25 per Unit as proxy for a “market price” of Common Stock may not be an appropriate indication and may be misleading to investors.  Such Units include 50% warrant coverage, such warrants being convertible into shares of Common Stock at $4.50 per share.  As such, we disagree with the staff’s position that the Common Stock was “priced” on January 12, 2007 at $2.25 per share.  This would potentially overstate the presumed discount (of the note conversions) as it would not attribute any value to the warrant component.

Furthermore, the automatic conversion price designated for the outstanding notes for automatic conversion required at closing of the APO was based upon two factors, and was not a discount amount offered for certain investors at the time of the APO which was not available to other investors. The first factor relates to the history of the notes. The conversion price of convertible notes was established long prior to the APO, by the privately-held company, based upon values paid for common stock of the private company at or around the time of issuance of the notes (in some cases, a year or more before the APO, using then current common stock purchase prices). This applies to a substantial dollar amount of such notes. The second factor is that such conversion prices were subjected to the merger ratio resulting in the APO conversion price determination, when applied to the private company conversion price.  Notes that were not by their terms convertible

Mr. Paul Fischer
May 17, 2007

were granted convertible features based upon the prices of the convertible note APO conversion price at closing.

Accordingly, although the automatic conversion would appear to be a preferential price discounted from the price at the time of issuance, the price in actuality is a function of the full value of a share of common stock of the public company determined at the time of issuance of the notes by the private company, and were not at discounts at the time of issuance of the notes.

In accordance with the above, we propose that the staff reconsider the requested table and  accept further textual disclosure as to the manner in which the note conversion price was established in the PIPE Registration.  Such change would be incorporated into a future amendment of the PIPE Registration.

Selling Stockholders – page 40

4.

We note your response to prior comment 9.  With respect to selling shareholders who are broker-dealers or affiliates of broker-dealers, please revise your plan of distribution to state, if true:

•

That such seller purchased in the ordinary course of business; and

•

At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

The requested disclosure will be added to a future amendment of the PIPE Registration.

5.

We note your response to prior comment 13.  Please note the purpose of the requested table is to show the potential dilutive effect of the shares being registered for sale in this offering when compared to the public float of the company.  In light of the contemporaneous reverse merger, you should disclose the amount of shares held by non-affiliates, other than the selling shareholders, following the reverse merger.

Response:

Mr. Paul Fischer
May 17, 2007

With respect to the first bullet point of prior Comment No. 13, all of the shares of the public company issued and outstanding prior to January 12, 2007, other than 1.9 million shares, were cancelled in connection with or shortly after the APO.  2,550,010 shares held by the controlling stockholder of the public company were cancelled.  To include this number without giving effect to the cancellation would be misleading, in our view.

Inasmuch as the second bullet seeks in tabular form the number of the shares registered for resale by the selling shareholders or affiliates in prior registration statements, the question  ignores the APO transaction.  Prior registrations of shares by the “registrant” public company were only for registration by selling shareholders who were holders eight months prior to the APO, prior to the consolidation of the registrant with TowerStream, in a resale registration of their shares that became the 1.9 million non-cancelled shares noted in the preceding paragraph.

These shares were not registered on behalf of any shareholder that later was an investor in TowerStream through the TowerStream APO, and who are the selling shareholders listed in the PIPE Registration.  As such, the information would not be useful to a reader of the prospectus in understanding the potential dilutive effect of the shares being registered compared to the pre-APO public float, as suggested by the staff.

The third bullet point of prior Comment No. 13 seems to suggest that a prior registration might include shares held by the selling shareholders in the current PIPE registration that have not been disclosed.  As noted above, the prior registration statement and current registration in the PIPE Registration, have no overlapping selling shareholders. The number of shares registered and held are fully set forth in the existing selling shareholder table.

As noted above, the fourth bullet point of prior Comment No. 13 seeking the number of shares that have been sold in registered resale transactions by the selling shareholders in the PIPE Registration would necessarily be zero.  There is no overlap of prior sellers in the registrant’s eight month prior resale registration statement and the APO PIPE selling shareholders.

The fifth bullet point of prior Comment No. 13 seeks information set forth on the cover page of the prospectus as well as in the selling shareholder table.

We continue to believe that the requests of the staff for additional tabular disclosure made in prior Comment No. 13 would not be useful to a reader.  However, should the staff require the information set forth above to be in tabular form, with the pre-APO number of outstanding public company shares, including cancellation shares, and “0” entries, we will provide that in a future amendment.

Mr. Paul Fischer
May 17, 2007

The Corporation acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted above, we respectfully request the staff’s consideration of our desire to receive comments or an indication of “no further comments”  with respect to the Registered Direct Registration as soon as possible.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4973 or Rick Werner at (212) 659-4974.

Sincerely,
/s/ Harvey J. Kesner
Harvey J. Kesner

cc:  Jeffrey M. Thompson

NASDAQ LOGO	THE NASDAQ STOCK MARKET 9600 BLACKWELL ROAD ROCKVILLE, MD 20850

Via Electronic Mail

May 16, 2007

Mr. Jeffrey M. Thompson
Chief Executive Officer
Towerstream Corporation
55 Hammerlund Way
Middletown, Rhode Island 02842

RE:	Approval letter for Towerstream Corporation (the “Company”) to list on The Nasdaq Capital Market

Dear Mr. Thompson:

We are pleased to inform you that Staff has approved the Company's application to list its securities on Nasdaq. Since our approval is based upon information provided to us by the Company or filed by the Company with the SEC, you should notify us promptly of any material change to such information. We have reserved TWER as the trading symbol for the Company's common stock.

The balance of the entry fee for the Company's initial inclusion in Nasdaq is estimated to be $45,000. Please pay this amount to The Nasdaq Stock Market LLC and forward it before the listing date per the instructions on the attached Entry Fee Payment Form. Shortly after trading commences, the Company will be billed the applicable annual fee, on a pro-rated basis.

For your information, the Nasdaq Marketplace Rules detail the continued listing requirements and applicable fees for Nasdaq issuers. The Nasdaq Regulatory Requirements guide provides important information on your filing obligations and other regulatory responsibilities of a public company. Both can be found under the “Corporate/Listing” heading at www.nasdaq.com.

Should you have questions regarding Nasdaq's continued listing requirements, please call Curtis Rimmey, your issuer compliance analyst, at 301-978-8079 or call me at 301-978-8062 for initial listing requirements.

Sincerely,

/s/ Judith Badua
Judith Badua
Lead Analyst
Nasdaq Listing Qualifications